VOYA INVESTMENTS DISTRIBUTOR, LLC

7337 East Doubletree Ranch Road, Suite 100

Scottsdale, Arizona 85258-2034

June 13, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jaea Hahn

Re:	Voya Investors Trust (on behalf of Voya Large Cap Growth Portfolio) File Number: 333-211169
Voya Investors Trust (on behalf of VY® Invesco Growth and Income Portfolio) File Number: 333-211170
Voya Partners Inc. (on behalf of VY® T. Rowe Price Diversified Mid Cap Portfolio File Number: 333-211171 (collectively the “Trusts/Company”)

Dear Ms. Hahn:

The undersigned, as distributor of the above-captioned Trusts/Company, hereby joins in the Trusts’/Company’s request that the effectiveness of the above-referenced registration statements on Form N-14 be accelerated to June 13, 2016, or as soon thereafter as practicable. The distributor is aware of its obligations under the Securities Act of 1933, as amended.

Very truly yours,

VOYA INVESTMENTS DISTRIBUTOR, LLC

/s/ Michael J. Roland

_____________________________

Michael J. Roland

Executive Vice President

Voya Investments Distributor, LLC